Exhibit 99.3

Decent Holding Inc. Announces First Half of Fiscal Year 2025 Financial Results

YANTAI, China, Aug. 12, 2025 (GLOBE NEWSWIRE) — Decent Holding Inc. (NASDAQ: DXST) (“Decent” or the “Company”), an established wastewater treatment services provider in China, today announced its unaudited financial results for the first half of fiscal year 2025 ended April 30, 2025.

Financial Highlights for the First Half of Fiscal Year 2025

●	Total revenue increased by 147.3% to approximately $5.5 million, from approximately $2.2 million in the prior-year period.

●	Gross profit increased by 170.5% to approximately $1.5 million, from approximately $0.6 million; gross margin improved to 27.5% from 25.1% in the prior year.

●	Net loss were approximately $0.5 million and $0.02 million for the six months ended April 30, 2025 and 2024, respectively.

Mr. Dingxin Sun, Chairman of Decent Holding Inc. commented: “Our first-half performance underscores the strength of our market position and the growing demand for Decent’s comprehensive water quality solutions. Total revenue jumped more than 147% to $5.5 million in the first half of 2025, driven by an over 187% surge in river water quality management to $4.7 million and an above 221% rise in product sales, while wastewater treatment held steady around $0.5 million.”

“Overall gross profit grew to $1.5 million, also lifting our margin to 27.5%. Looking ahead, we’ll accelerate deployment of integrated treatment solutions across wider regions in China, deepen academic collaborations to develop next-generation microbial formulations and digital monitoring platforms, and leverage patented technologies to introduce higher-margin customized service packages while investing in AI-driven analytics and remote sensing to optimize execution and real-time performance tracking as we explore expansion into overseas markets.”

Selected Financial Results for the First Half of Fiscal Year 2025

Total revenue

Total revenue increased by 147.3%, or approximately $3.3 million, to approximately $5.5million for the half year ended April 30, 2025, from approximately $2.2 million in the prior-year period, demonstrating the Company’s resilience and adaptability in a fluctuating economic environment. Specifically:

●	Revenue from Wastewater Treatment Service for the six months ended April 30, 2025 rose slightly by 0.2% to $493,123 from $491,991 a year earlier. During the same period, cost of revenue jumped 19.2% to $401,310 from $336,709, reflecting higher operating expenses and increased provisioning for payment collection risks among newly onboarded customers. As a result, the gross profit margin narrowed to 18.6% in 2025, down from 31.6% in the prior period.

●	Revenue from River Water Quality Management climbed 187.4% to approximately $4.7 million for the six months ended April 30, 2025, compared with approximately $1.6 million in the prior year, driven by successful bid awards and accelerated project completions. Although associated costs increased in line with this expansion, improved project execution lifted the gross profit margin to 27.6%, up from 22.9% in the same period last year.

●	Revenue from Product Sales jumped 220.6% to $277,081 for the six months ended April 30, 2025, versus $86,433 in the prior year, as local river water quality projects fueled demand for Decent’s microbial inoculum. Cost of revenue rose 173.7% to $161,511 from $59,009, broadly matching sales growth. Economies of scale and stable pricing boosted the gross profit margin to 41.7%, compared with 31.7% in the corresponding period of 2024.

Cost of Revenue

Cost of revenue rose to approximately $4.0 million for the six months ended April 30, 2025 from approximately $1.7 million in the prior-year period. This increase reflects higher sales volumes and the reclassification of maintenance guarantee expenses for wastewater treatment and river water quality management projects from selling expenses into cost of revenue.

Gross Profit and Gross Margin

Gross profit increased to approximately $1.5 million for the six months ended April 30, 2025, up from $558,657 during the same period in 2024. Gross margin expanded to 27.5% from 25.1%, driven by a larger share of revenue generated from higher-margin river water quality management projects.

Operating Expenses

Operating expenses jumped 227.8% to approximately $2.0 million for the six months ended April 30, 2025, compared with $603,133 during the same period in 2024. Specifically, selling expenses rose by $215,908, primarily due to increased marketing fees tied to revenue growth. General and administrative expenses grew by approximately $1.2 million, driven by an approximately $0.6 million provision for doubtful debts, approximately $0.4 million in consultant and service fees, and approximately $0.2 million in salary and welfare costs following internal personnel adjustments. Research and development expenses fell $46,442 as headcount reductions curtailed R&D spending.

Net loss

As a result of the cumulative effect of the factors described above, net loss for the six months ended April 30, 2025 and 2024 were $479,165 and $15,849, respectively.

Cash and equivalents

As of April 30, 2025, the Company had cash of $838,415, compared with $909,765 as of April 30, 2024.

About Decent Holding Inc.

Decent Holding Inc. specializes in the provision of wastewater treatment by cleansing the industrial wastewater, ecological river restoration and river ecosystem management by enhancing the water quality, as well as microbial products primarily used for pollutant removal and water quality enhancement, through the Company’s subsidiary, Shandong Dingxin Ecology Environmental Co., Ltd. For more information, please visit: https://ir.dxshengtai.com.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and all other factors discussed in the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F filed with the SEC, available for review at www.sec.gov. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For investor and media inquiries, please contact:

WFS Investor Relations Inc

Connie Kang, Partner

Email: ckang@wealthfsllc.com

Tel: +86 1381 185 7742 (CN)

DECENT HOLDING INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Stated in U.S. dollars, except for share and per share data)

	As of April 30, 2025	As of October 31, 2024
ASSETS
CURRENT ASSETS
Cash	$838,415	$407,031
Accounts receivable, net	8,381,394	8,702,303
Prepayment, net	-	7,699
Other Receivables	1,988,115	11,410
Contract assets	588,603	603,979
Due from related parties	158	40,154
Inventories	129	134
Other current assets	1,188,375	-
Total current assets	12,985,189	9,772,710
NON-CURRENT ASSETS
Deferred IPO costs	-	967,793
Operating lease assets, net	39,366	67,934
Finance lease assets, net	35,302	43,520
Property and equipment, net	200,914	242,185
Intangible assets, net	5,788	6,088
Deferred tax asset	247,754	136,799
Total non-current assets	529,124	1,464,319
TOTAL ASSETS	$13,514,313	$11,237,029

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$1,109,481	$1,851,723
Due to related parties	6,877	63,222
Payroll payable	34,509	23,401
Tax payables	947,327	821,010
Other payables	3,915,440	3,353,963
Finance lease liabilities – current	9,742	21,893
Operating lease liabilities – current	6,373	6,382
Estimated warranty liabilities	36,188	64,576
Total current liabilities	6,065,937	6,206,170
NON-CURRENT LIABILITIES
Finance lease liabilities – non-current	-	-
Operating lease liabilities – non-current	6,631	13,550
Total non-current liabilities	6,631	13,550
TOTAL LIABILITIES	6,072,568	6,219,720

SHAREHOLDERS’ EQUITY
Ordinary shares, US$0.0001 par value, authorized 500,000,000 shares as of April 30, 2025 and October 31, 2024; 16,250,000 and 15,000,000 shares issued and outstanding as of April 30, 2025 and October 31, 2024, respectively	1,625	1,500
Subscription receivable	(1,500)	(1,500)
Additional paid-in capital	4,245,254	1,210,094
Statutory reserve	420,231	402,621
Retained earnings	3,054,244	3,551,019
Accumulated other comprehensive loss	(278,109)	(146,425)
Total shareholders’ equity	7,441,745	5,017,309
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$13,514,313	$11,237,029

DECENT HOLDING INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATION AND COMPREHENSIVE (LOSS) INCOME

(Stated in U.S. dollars, except for share and per share data)

	For The Six Months Ended April 30,
	2025	2024
REVENUE
Wastewater treatment revenue	$493,123	$491,991
River water quality management revenue	4,728,449	1,645,366
Product sales revenue	277,081	86,433
TOTAL REVENUE	5,498,653	2,223,790

COST OF REVENUE
Wastewater treatment revenue	401,310	336,709
River water quality management revenue	3,424,737	1,269,415
Product sales revenue	161,511	59,009
TOTAL COST OF REVENUE	3,987,558	1,665,133
GROSS PROFIT	1,511,095	558,657

OPERATING EXPENSES
Selling expenses	223,821	7,913
General and administrative expenses	1,740,278	535,994
Research and development expenses	12,784	59,226
Total operating expenses, net	1,976,883	603,133

NET LOSS FROM OPERATIONS	(465,788)	(44,476)

OTHER INCOME (EXPENSES)
Interest income	13,854	3,236
Other income	2,521	14,749
Other expenses	-	(13)
Total other income, net	16,375	17,972

NET LOSS BEFORE TAXES	(449,413)	(26,504)

Income tax (expenses) benefits	(29,752)	10,655

NET LOSS	(479,165)	(15,849)

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment	(131,684)	30,352

COMPREHENSIVE (LOSS) INCOME	$(610,849)	$14,503

Weighted average number of shares outstanding during the period – basic and diluted	16,250,000	15,000,000
Earnings per Ordinary Share – basic and diluted	$(0.03)	$(0.001)

DECENT HOLDING INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in U.S. dollars, except for share and per share data)

	For The Six Months Ended April 30,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$(479,165)	$(15,849)
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	789,852	189,101
Depreciation and amortization	36,951	35,364
Amortization of finance lease assets	7,306	7,381
Non-cash operating lease expenses	27,149	26,363
Deferred income tax effect	(113,869)	(25,142)
Estimated warranty expenses	(27,040)	(16,530)
Changes in operating assets and liabilities:
Accounts receivable	(651,784)	(1,559,822)
Prepayment	7,540	437,185
Other receivables	6,463	11,809
Contract assets	2,683	141,767
Due from related party	264	245
Inventories	2	(120)
Deferred IPO costs	947,424	(269,235)
Other current assets	(1,188,411)	-
Deferred expenses	-	(5,875)
Tax payables	143,621	14,486
Other payables	632,182	275,934
Accounts payable	(703,567)	507,246
Operating lease liabilities	(6,511)	(5,515)
Advance from related parties	(55,035)	(69,261)
Payroll payable	11,390	1,037
CASH USED IN OPERATING ACTIVITIES	(612,555)	(319,431)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(585)	(75,694)
Loan made to third party	(1,984,087)	-
Repayment from related parties	38,901	-
CASH USED IN INVESTING ACTIVITIES	(1,945,771)	(75,694)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payment for obligation under finance leases	(11,695)	(11,814)
Repayment to related parties	-	(25,435)
Net proceeds from offering	3,035,285	-
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	3,023,590	(37,249)

EFFECT OF EXCHANGE RATE ON CASH	(33,880)	16,681

NET CHANGE IN CASH	431,384	(415,693)

CASH AT BEGINNING OF YEAR	407,031	1,325,458

CASH AT END OF YEAR	$838,415	$909,765

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Income taxes	$-	$-
Interest	$-	$-